Exhibit 99.1

ICON Releases Environmental, Social and Governance Report

The report looks to the future of ESG for the new ICON while highlighting advancements made in 2020

DUBLIN--(BUSINESS WIRE)--November 22, 2021--ICON plc (NASDAQ:ICLR) announced today the release of its 2020 Environmental, Social and Governance (ESG) Report. With the completion of ICON’s acquisition of PRA Health Sciences, the report presents a unified overview of the ESG advancements of both legacy organisations during 2020 and sets out the commitments, policies, and outlook for the combined company.

The ESG Report is available at: https://www.iconplc.com/about/esg/

“As a combined company, new ICON is focused on continuing to develop its ESG strategy and initiatives,” said ICON CEO Steve Cutler. “This report may be a look back to 2020, but it also demonstrates the great promise of the two organisations joining together to become the healthcare intelligence partner of choice. New ICON will continue to make a positive social and environmental impact and pursue our ESG goals and targets.”

For more information about ICON’s ESG efforts, please visit https://www.iconplc.com/about/esg/.

About ICON plc
ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 37,960 employees in 159 locations in 53 countries as of September 30, 2021. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra.

ICON/ICLR-G

Contacts

Media:
Laurie Hurst
Sr Director, Public Relations & Communications
+1 919-274-3189
Laurie.Hurst@iconplc.com

Kate Haven
Vice President Investor Relations +1-888-381-7923
IR@iconplc.com